314.444.7600 (direct) 314.241.6056 (fax) www.lewisrice.com	Attorneys at Law	600 Washington Avenue Suite 2500 St. Louis, Missouri 63101

August 23, 2019

Via EDGAR and Overnight Delivery

Irene Barberena-Meissner

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

Re:	BellRing Brands, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
CIK No. 0001772016

Dear Ms. Barberena-Meissner:

On behalf of BellRing Brands, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit amendment no. 3 to the draft registration statement (“amendment no. 3”) on Form S-1 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 6(e) of the Securities Act of 1933, as amended, for non-public review by the staff (“Staff”) of the Securities and Exchange Commission.

Among other changes, and as undertaken by the Company in its letter to Staff dated August 8, 2019 that accompanied amendment no. 2 to the draft registration statement (“amendment no. 2”), amendment no. 3 updates the Company’s historical and pro forma financial statements to include financial information as of and for the Company’s third fiscal quarter ending June 30, 2019.

Courtesy copies of this letter and amendment no. 3, marked to show the changes to the Company’s amendment no. 2, are being sent to Staff via overnight delivery.

If you have any questions or comments with respect to the foregoing or to amendment no. 3 to the draft registration statement, please contact the undersigned at 314-444-7671.

Sincerely,

Tom W. Zook

cc:	Diedre J. Gray
Darcy Horn Davenport

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